Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corporation (“Augusta”)
Suite 555 - 999 Canada Place
Vancouver, British Columbia  V6C 3E1

Item 2 Date of Material Change

September 23, 2014

Item 3 News Release

Augusta issued a news release with respect to the material change referred to in this report on September 23, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On September 23, 2014, Augusta and HudBay Minerals Inc. (“Hudbay”) announced the completion of an amalgamation of Augusta and an indirect, wholly-owned subsidiary of Hudbay. As a result of the amalgamation, Augusta now is a wholly-owned subsidiary of Hudbay.

Item 5 Full Description of Material Change

On September 23, 2014, Augusta and Hudbay announced the completion of an amalgamation (the “Amalgamation”) of Augusta and an indirect, wholly-owned subsidiary of Hudbay. As a result of the Amalgamation, which was approved by more than 99.99% of the votes cast by both all shareholders of Augusta and shareholders of Augusta entitled to vote in the determination of minority approval of the Amalgamation in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, Augusta now is a wholly-owned subsidiary of Hudbay.

Effective today, Augusta common shares (“Augusta Shares”) will no longer be traded on the New York Stock Exchange; Augusta is in the process of de-listing the Augusta Shares from the Toronto Stock Exchange and the Frankfurt Stock Exchange.  Augusta is also in the process of terminating its obligations as a reporting issuer or its equivalent under the securities laws of Canada, the United States and Germany.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officers

Patrick Donnelly, Vice President, General Counsel and Corporate Secretary at (416) 362-2576.

Item 9 Date of Report

September 23, 2014